Exhibit A

FACSIMILE & CERTIFIED MAIL RETURN RECEIPT REQUESTED

Olga Lambrianidou

Corporate Secretary

Stelmar Shipping Ltd.

Status Center, 2A Areos Street

Vouliagmeni 16671 Athens

Greece

13th September, 2004

RE:    Demand for continuation of Annual Shareholder Meetings

Dear Ms. Lambrianidou:

Shareholder Stelphi Holding, Ltd., (the “Shareholder”), holding in excess of ten percent of the outstanding shares of Stelmar Shipping Ltd., (the “Company”) by and through its duly authorized representative, Geraldine Motillon, make demand pursuant to Liberian Business Corporation Act §§7.1.3 and 7.2.4 upon the Company to re-notice the 2004 annual shareholder meeting adjourned on April 20, 2004 for lack of quorum. The Shareholder failed to receive timely or legally sufficient notice of the date and time of the adjournment date until after the date had passed.

The Shareholder further demands that the following questions be put to a vote of the shareholders pursuant to Liberian Business Corporation Act §6.7.1—Removal of Directors for Cause:

1.	Whether Director and Chief Executive Officer Peter Goodfellow should be removed as a Director and Officer for his violation of Liberian Business Corporation Act §6.12— Loans to Directors and the Sarbanes-Oxley Act of 2002, §402; and

2.	Whether Director and Chief Financial Officer Stamatis Molaris should be removed as a Director and Officer for his violation of Liberian Business Corporation Act §6.12— Loans to Directors and the Sarbanes-Oxley Act of 2002, §402;

The Shareholder further demands that pursuant to Articles of Incorporation, Section H, the question of whether any, or all, of the ByLaw amendments purportedly adopted by the Board of Directors on May 27, 2004 should be repealed be put to a vote of the shareholders.

Failure to re-notice this meeting within five business days of this demand will result in the Shareholder giving such notice himself.

Respectfully submitted

Stelphi Holding Ltd.

By:	/s/ Geraldine Motillon
Geraldine Motillon
Duly Authorized